UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934


                         For the month of: January 2008

                       Commission File Number: 333-144993

                               Cell Kinetics Ltd.
                              (Name of Registrant)

                                 2 Yodfat Street
                                Lod 71291, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------




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On January 14, 2008, Cell Kinetics Ltd., an indirect,  majority-owned subsidiary of Medis Technologies Ltd., issued a press release announcing that the Cell Kinetics' rights offering (the "Rights Offering") that expired on January 7, 2008 was over-subscribed and those subscribers who purchased all ordinary shares
underlying  their  basic  subscription   rights  and  chose  to  exercise  their
over-subscription rights will receive additional shares of Cell Kinetics based on the formula set forth in the November 5, 2007 Rights Offering prospectus.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.



    Exhibit No.                       Description
    -----------                       -----------

        99.1              Press Release dated January 14, 2008




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Cell Kinetics Ltd.


Dated:  January 16, 2008                             By:   /s/ Jacob Weiss
                                                         ----------------------
                                                          Jacob Weiss
                                                          Chairman